SPINNAKER ETF SERIES
116 S. Franklin Street
Rocky Mount, NC 27804

December 6, 2023

VIA EDGAR
==========
Mindy Rotter, Esq., CPA
Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
New York Regional Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

RE:	Spinnaker ETF Series (the “Trust”); File Nos. 333-215942 and 811-22398

Dear Ms. Rotter,
On November 22, 2023, you provided comments by telephone to Tracie Coop to the annual report of the UVA Unconstrained Medium-Term Fixed Income ETF, a series of the Trust (the “Fund”), for the period ended June 30, 2023. Please find below a summary of those comments and the Trust’s responses.
Comment 1. Form N-CSR was updated and the most recent version of the form can be found on the SEC’s website.  The updated form includes Items 4(i) and 4(j) that are required to be addressed whether the response is N/A.  The Form N-CSR filed did not provide responses for Items 4(i) and 4(j).  Please provide responses to these items via correspondence and confirm in the correspondence that the Registrant will use the current form and all questions will be responded to going forward.
Response. The response to Items 4(i) and 4(j) should have been included as “Not Applicable.”  The Registrant confirms that, going forward, it will use the current version of Form N-CSR and will respond to all questions.

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If you have any questions or comments, please contact the undersigned at 252-984-3807.  Thank you in advance for your consideration.
Sincerely,

/s/ Tracie A. Coop

Tracie A. Coop
Secretary